Issuer Free Writing Prospectus

November 18, 2008

Filed Pursuant to Rule 433

Registration No. 333-134289

Final Term Sheet

November 18, 2008

Issuer:	Southern California Gas Company

Security:	5.50% First Mortgage Bonds, Series LL, Due 2014

Aggregate Principal Amount Offered:	$250,000,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2009

Coupon:	5.50%

Maturity:	March 15, 2014

Yield to Maturity:	5.535%

Spread to Benchmark Treasury:	332 basis points

Benchmark Treasury:	2.750% due October 31, 2013

Benchmark Treasury Yield:	2.215%

Optional Redemption Provision:	Make Whole Call UST + 50 basis points

Price to Public:	99.849%

Settlement Date:	November 21, 2008

CUSIP:	842434CH3

Anticipated Ratings:	A1 (stable) by Moody’s Investors Service
A+ (negative) by Standard & Poor’s Ratings Services
AA (stable) by Fitch Ratings

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
J.P. Morgan Securities Inc.

Co-Managers:	Blaylock Robert Van, LLC
Cabrera Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at (800) 854-5674, Calyon Securities (USA) Inc. toll free at (866) 807-6030 or J.P. Morgan Securities Inc. collect at (212) 834-4533.